Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
LightInTheBox Holding Co., Ltd.:

We consent to the incorporation by reference in the registration statements No. 333-191788, 333-201100 and 333-232411 on Form S-8, and No. 333-212007 on Form F-3 of LightInTheBox Holding Co., Ltd. of our report dated April 29, 2019, with respect to the related consolidated statements of operations, comprehensive (loss) / income, changes in equity / (deficit), and cash flows of LightInTheBox Holding Co., Ltd. for the year ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2020 annual report on Form 20-F of LightInTheBox Holding Co., Ltd..

Our report refers to a change in the method of accounting for revenue recognition in 2018.

/s/ KPMG Huazhen LLP

Beijing China
April 21, 2021